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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 0)*

First Union Real Estate Equity & Mortgage Investments

(Name of Issuer)

Series B-1 Cumulative Convertible Redeemable Preference Shares, par value $1.00 per share

(Title of Class of Securities)

337400105

(CUSIP Number)

February 28, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☑ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 337400105			Page 2 of 6

1.	Name of Reporting Person: Fairholme Capital Management, L.L.C (FCM)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization:

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,792,906

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,792,906

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,148,837

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.02%

12.	Type of Reporting Person: IN

2

13G
CUSIP No. 337400105			Page 3 of 6

1.	Name of Reporting Person: Bruce R. Berkowitz		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization:

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,792,906

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,792,906

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,148,837

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.02%

12.	Type of Reporting Person: IN

3

Item 1.

(a)	Name of Issuer: First Union Real Estate Equity and Mortgage Investments

(b)	Address of Issuer’s Principal Executive Offices: 7 Bulfinch Place, Suite 500 Boston, Massachusetts 02114

Item 2.

(a)	– (b) Name and Principal Address of Person Filing:

Fairholme Capital Management, L.L.C.
51 JFK Parkway
Short Hills, New Jersey 07078

Bruce R. Berkowitz
Fairholme Capital Management, L.L.C.
51 JFK Parkway
Short Hills, New Jersey 07078

(c)	Citizenship: FCM is a limited liability company organized under the laws of Delaware and Mr. Berkowitz is a resident of New Jersey.

(b)	Title of Class of Securities: Common Stock

(c)	CUSIP Number: 337400105

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Amount Beneficially Owned: 3,148,837 shares of common stock are owned, in the aggregate, by various investment vehicles and individual accounts, of which 3,112,237 shares are owned by investment advisory clients of FCM or its affiliate, Fairholme Ventures II, LLC., and 36,600 shares are owned directly by Mr. Berkowitz. Additionally, 2,222,222 of those shares of common stock are attributed as beneficially owned due to the potential future conversion to common stock of 400,000 shares of Series B-1 Cumulative Redeemable Preference Shares of Beneficial Interest issued on February 28, 2005. While the advisory relationship causes attribution to FCM of certain indicia of beneficial ownership for the limited purpose of this Form 13G, as an affiliate of FCM, Mr. Berkowitz has disavowed management and supervision responsibility and has no voting power over 355,931 shares owned by clients of FCM.

(b)	Percent of Class: 6.02%
(c)	Number of shares as to which each of the reporting persons has:

(i)	Sole power to vote or to direct the vote: 2,792,906
(ii)	Shared power to vote or to direct the vote: 0.
(iii)	Sole power to dispose or to direct the disposition of 2,792,906.
(iv)	Shared power to dispose or to direct the disposition of: 0.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.Ownership of More than Five Percent on Behalf of Another Person.

     N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     N/A

Item 8.Identification and Classification of Members of the Group

     N/A

Item 9.Notice of Dissolution of Group

     N/A

Item 10. Certification

(a)	The following certification shall be included if the statement is filed pursuant to § 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Fairholme Capital Management, L.L.C.

March 9, 2005 Date

/s/ Bruce R. Berkowitz Bruce R. Berkowitz, Managing Member

March 9, 2005 Date

/s/ Bruce R. Berkowitz Bruce R. Berkowitz